Intercure Ltd.

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

September 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty
Jeanne Baker
Jeanne Bennett

Re:	Intercure Ltd. (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-257913
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:15 pm EDT on October 4, 2021, or as soon thereafter as is practicable.

Please contact Mark Selinger of McDermott Will & Emery at (212) 547-5438 or mselinger@mwe.com or Daniel Woodard of McDermott Will & Emery at (202) 756-8298 or dwoodard@mwe.com for any questions you may have. Please notify Mr. Selinger and Mr. Woodard when this request for acceleration has been granted.

Very truly yours,

Intercure Ltd.

By:	/s/ Alexander Rabinovich
Name:	Alexander Rabinovich
Title:	Chief Executive Officer